                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

                                 AMENDMENT NO. 1

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                            FORTE COMPUTER EASY, INC.
                 (Name of Small Business Issuer in its charter)


                  Utah                                     87-0365268
         (State or other jurisdiction of               (I.R.S. Employer
         incorporation or organization                Identification No.)


         1350 Albert Street, Youngstown, Ohio                44505
         (Address of principal executive offices)         (Zip Code)

Issuer's telephone number:  (330) 746-3311

Securities to be registered under Section 12(b) of the Act:


          Title of each class              Name of each exchange on which
          to be so registered              each class is to be registered
                 None



Securities to be registered under Section 12(g) of the Act:


                          Common Stock, $.01 par value
                                (Title of class)


                                (Title of class)

THE UNDERSIGNED HEREBY AMENDS ITS FORM 10-SB REGISTRATION STATEMENT FILED MARCH 1, 1995, IN ITS ENTIRETY TO READ AS FOLLOWS:

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

              Forte Computer Easy, Inc. (the "Company") is a Utah corporation with one operating subsidiary: Forte, Inc., an Ohio corporation ("Forte" or the "Subsidiary"). All of the issued and outstanding common stock of Forte is owned by the Company. The Company does not have any other subsidiaries, and Forte does not have any subsidiaries.

              The original business of the Company was conducted by Computer Easy, Inc., an Arizona corporation which was incorporated on August 2, 1983. Empire Oil, Inc., a Utah corporation and predecessor of the Company, acquired the stock of Computer Easy, Inc. in 1984. In September of 1985, the assets of Computer Easy, Inc. were assigned to Empire Oil, Inc., the name of the surviving corporation was subsequently changed to Computer Easy International, Inc. and the separate existence of Computer Easy, Inc. was terminated. The name of the Company was changed from Computer Easy International, Inc., to Forte Computer Easy, Inc. as of January 3, 1995.

              Through Forte, the Company is engaged in the business of manufacturing residential, commercial and architectural windows and doors (also known as "fenestration" products). The Company previously was also engaged in the businesses of computer software publishing and computer disk duplication and fulfillment; however, as described below, the Company has discontinued its operations in these businesses and concentrated its efforts on the fenestration business.

              The principal executive offices of the Company are located at 1350 Albert Street, Youngstown, Ohio 44505, and the Company's telephone number is
(330) 746-3311.

DESCRIPTION OF BUSINESS

              The Company is not directly engaged in business operations. The business of the Company is conducted through Forte, its wholly owned subsidiary.

              The current business of the Company consists of the manufacture and distribution of a wide variety of fenestration products, including doors, windows, security screens, storm doors and screen doors. Typically, the Company enters into contracts to provide fenestration products for large construction projects. The Company continually strives to improve its products and to refine its product mix to better meet the demands of its customers. As discussed below under "Business Strategy", Management believes changes in the fenestration industry will provide the Company with significant opportunities for future growth.

              Forte was incorporated under the laws of the State of Ohio in April of 1989. Frank J. Amedia ("Amedia") initially was the sole shareholder of Forte. Prior to the formation of Forte, Mr. Amedia, through Frank J. Amedia & Associates, had served as a manufacturer's representative in selling fenestration products, consisting of doors, windows, security screens, storm doors and screen doors, to the public housing market, military installations and government agencies.

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
              Forte was formed to operate in a developing vacuum in the commercial fenestration market which occurred as a result of a number of plant closings and mergers among previous manufacturers of commercial fenestration products. The original market sought to be served by Forte was renovation and retrofit products, as opposed to new construction. The first products developed by Forte placed great emphasis on energy savings and security through sales of thermally improved replacement windows and window protection screens of high grade construction, safe operation and architecturally aesthetic appeal. The original product line of Forte consisted of a variety of product variations with numerous applications, including four (4) security screen lines, two (2) security screen door lines, two (2) storm door lines and one (1) storm window line. By November of 1989, all Forte products had been successfully tested and certified by National Certified Testing Laboratories as complying with published industry standards.

              In October of 1991, Forte agreed to purchase the commercial window product lines and a glass insulating product line of Airmaster Corporation of Ben Salem, Pennsylvania. Airmaster had been formed in 1947 and had been long recognized as one of the premier United States manufacturers of commercial window lines, with sales throughout the country. This transaction was consummated in early 1992 and the purchased equipment was moved to Forte's headquarters in Youngstown, Ohio in March of 1992, at which time Forte began to do business as "Forte/Airmaster."

              In July of 1993, Forte acquired from Season-All Industries, Inc. ("Season-All") the following items: (i) specifically identified machinery and equipment related to certain commercial window product lines in addition to other machinery equipment; (ii) inventories of raw materials, work in process and supplies held for production for two (2) specific contracts; (iii) supplies held for production for two (2) specific contracts; (iv) other inventory, work in process and supplies specified by Forte for customer and supplier lists, catalogs, brochures and related sales material; (v) manufactured drawings, process sheets, specifications, bills of material and like data relating to the product lines; and (vi) trade names related to products manufactured on the purchased product lines. In addition, Forte was assigned two (2) major retrofit contracts of Season-All.

              Upon the closing of the Season-All acquisition described above, Forte made arrangements with AMAS, Inc., an Ohio corporation ("AMAS") owned by Amedia and John Masternick ("Masternick") which in turn owned a building located at 1450 Albert Street, Youngstown, Ohio (the "AMAS Building") adjacent to the office and manufacturing plant of Forte, to lease from AMAS approximately 120,000 square feet of manufacturing and office space in that facility. Forte and AMAS entered into a lease agreement which allowed Forte a credit against annual rental payments until Forte had recouped its investment in certain expenditures and repairs made to the AMAS Building by Forte.
Forte began production in the AMAS Building in the fall of 1994.

              All of the issued and outstanding common stock of Forte was acquired by the Company in June of 1994, in exchange for shares of the Company's common stock and options to acquire shares of the Company's common stock. In connection with the Company's acquisition of Forte, AMAS was merged into Forte. Masternick received shares of Forte common stock in connection with the Forte-AMAS merger. Amedia and Masternick, as shareholders of Forte, received shares of common stock of the Company in the acquisition. Forte became the owner of the AMAS Building as a result of its merger with AMAS, and the lease agreement between Forte and AMAS terminated by operation of law.

              On June 7, 1994, Forte purchased all of the issued and outstanding shares of MoCorp Air, Inc. ("MoCorp") from Amedia for $215,000, which consisted of the assumption by Forte of the balance due from MoCorp to Cessna Financing Company in the amount of $147,902 and seller-provided financing for the balance of the purchase price of $67,098. The sole asset of MoCorp was a Cessna Chieftain Piper Aircraft, U.S. Registration No. N27363.

              As described below under "Discontinued Businesses," the Company was previously engaged in the computer software publishing business and the computer disk duplication and fulfillment business. Management of the Company concluded, for the reasons described below, that the long-term interests of the Company would be best served if the Company discontinued its operations in these businesses. Accordingly, in November of 1995 and August of 1996, respectively, the Company entered into transactions to dispose of its software publishing and disk duplication/fulfillment businesses.

              On October 25, 1996, the Company entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") with AAP Holdings, Inc., a Delaware corporation ("AAPH"). Pursuant to the Reorganization Agreement, the Company will acquire one hundred percent (100%) of the issued and outstanding common stock of American Architectural Products, Inc., a Delaware corporation ("AAP") in exchange for shares of Series A Convertible Preferred Stock of the Company which is convertible into a number of shares of the Company's common stock which is equal to sixty percent (60%) of the issued and outstanding common stock of the Company on the closing date of the transaction. In addition, the Company will issue to AAPH options to purchase 1.5 times the number of shares of the Company's common stock subject to options previously issued by the Company which are outstanding on the closing date of the transaction. Such options will be identical in price and exercise terms to the previously outstanding options. The Company currently anticipates that the closing of this transaction will occur prior to the end of 1996.

              AAP is also engaged in the fenestration manufacturing business through its principal operating subsidiaries Eagle Window & Door, Inc. ("Eagle") and Taylor Building Products Company ("Taylor"). Eagle's primary product line consists of aluminum clad and all-wood window and door products which are targeted to high-end residential and certain "institutional" niche markets. Taylor's primary products consist of urethane-insulated steel entry doors and polystyrene-insulated steel garage doors. AAP also has a subsidiary known as Mallyclad Corp. ("Mallyclad") which, pursuant to the Reorganization Agreement, will either be sold by AAP or merged into AAP prior to closing of the acquisition of AAP by the Company. Management expects the acquisition of AAP to dramatically increase the Company's sales volume and to significantly enhance the Company's competitive and strategic position in the manufacture and distribution of windows, doors and other fenestration products. The transaction with AAPH is subject to customary closing conditions.

              Following consummation of the AAPH transaction, the Company intends to seek shareholder approval of a reincorporation of the Company in Delaware under the name American Architectural Products Corporation.

BUSINESS STRATEGY

              Management believes consolidation in the fenestration manufacturing industry presents significant growth opportunities for the Company. Although the industry has historically been characterized by small, entrepreneurial businesses scattered throughout the United States, the growing public demand for more energy efficient windows and doors has resulted in increased manufacturing costs. These increased costs and the competitive pressures brought about by manufacturers' need for technology, computerization and enhanced marketing efforts, have led to a shift away from small, independent manufacturers and toward larger manufacturers that are able to spread higher costs across a broad product line. The Company believes consolidation in the fenestration industry will continue to accelerate and that this consolidation will present favorable merger and acquisition opportunities.

              The Company's business plan contemplates that the Company will, following consummation of the AAPH transaction, target as acquisition candidates small and medium-sized, established fenestration companies and related material manufacturers that are leaders in established national or regional niche markets. The Company intends to pursue acquisition candidates that produce fenestration products and related materials compatible with the scope of fenestration products incorporated into the Company's marketing plan. In evaluating acquisition candidates, the Company will focus on those candidates that display strong growth potential, a stable customer base and predictable cash flows. Following consummation of its acquisitions, the Company intends to implement financial and operational improvements, product-line enhancements and synergistic add-on acquisitions to enhance the value of the acquired enterprises. The Company currently intends to finance these acquisitions through a combination of senior bank borrowings secured by assets of the acquired company, subordinated or mezzanine debt funded by institutional investors, and issuances of common and preferred stock of the Company. The Company and AAPH are currently in negotiations regarding a number of potential acquisitions. If the Company and AAPH fail to consummate their consolidation pursuant to the Reorganization Agreement, however, it is unlikely that the Company would unilaterally proceed with any of such potential acquisitions.

MANUFACTURING FACILITIES

              Forte currently conducts manufacturing operations at a 120,000 sq. ft. facility located in Youngstown, Ohio. AAP currently conducts manufacturing operations at a 350,000 sq. ft. facility located in Dubuque, Iowa and a 220,000 sq. ft. facility located in West Branch, Michigan. The Company currently expects to continue manufacturing operations at all of these facilities following closing of the AAP acquisition transaction. AAP also operates a 30,000 sq. ft. manufacturing facility in Detroit, Michigan through its subsidiary Mallyclad Corp. which, as described above, will either be sold or merged into AAP prior to closing of the acquisition of AAP by the Company. Management believes the Company's current manufacturing facilities (together with the AAP manufacturing facilities following the closing of the AAP acquisition) are sufficient to meet its current and projected manufacturing needs.

DISCONTINUED BUSINESSES

              Prior to November of 1995, the Company was engaged in the computer software publishing business through its operating division known as Computer Easy, Inc. ("CEI"). The business of CEI consisted primarily of publishing and marketing applications software, educational software and entertainment software products through major software distributors for resale in national software and computer retail chain stores, discount stores, warehouse stores and other retail outlets. CEI contracted with software developers to publish software programs, generally on an exclusive worldwide basis. CEI also developed software in-house through internal research and development and through contracting with independent computer programmers to develop proprietary software products for CEI. After the introduction by Microsoft Corporation of the new Windows 95 personal computer operating system in 1995, CEI faced significant potential costs to modify its software products to be compatible with the Windows 95 operating system. In addition sales of the Company's software products had decreased significantly in the preceding months as the market anticipated the release of Windows 95. As a result, although the software publishing business historically generated a significant portion of the Company's revenues, management of the Company concluded that it was in the best long-term interest of the Company to discontinue the operations of the software publishing division. On August 30, 1995, the Company reached a tentative agreement to sell assets constituting the principal software publishing business of CEI to International Microcomputer Software, Inc. ("IMSI"). The parties subsequently entered into a definitive Purchase Agreement, and the closing of the transaction occurred on November 3, 1995. The Company booked a provision of $50,000 at December 31, 1995 for expected operating losses of the remaining software publishing business during the phase-out period.

              Prior to August of 1996, the Company was also engaged in the computer disk duplication and fulfillment business through a wholly owned subsidiary known as Arizona Disk Fulfillment, Inc. ("ADF"). ADF was originally incorporated under the laws of Arizona on November 1, 1991. The Company acquired all of the issued and outstanding common stock of ADF in June of 1994. ADF's largest customer was CEI, and the discontinuance of the Company's software publishing business in 1995 (as discussed above) had a significant adverse impact on ADF's operations. In addition, ADF did not have CD-ROM duplication capabilities, which had an increasing negative impact on ADF's operations as demand for CD-ROM based software increased. As a result of these changes in ADF's business, the Company concluded in late 1995 that it was in the best long-term interest of the Company to discontinue the operations of its computer disk duplication and fulfillment division through the divestiture of the Company's ownership of ADF. The Company classified ADF as discontinued operations effective December 31, 1995 and booked a provision of $80,000 at such date for expected operating losses on the disk duplication and fulfillment business of ADF during the disposal period. On August 5, 1996, the Company entered into a stock purchase agreement pursuant to which it agreed to sell one hundred percent (100%) of the issued and outstanding common stock of ADF to Beverly and James W. Schmidt. Mr. Schmidt had served as president of ADF since 1993. The sale of ADF by the Company was fully consummated in August of 1996.

INTELLECTUAL PROPERTY

              Neither the Company nor Forte owns any copyrights, patents or trademarks. In connection with the acquisition by Forte of certain product lines from Season-All Industries, Inc. in July of 1993, Forte acquired the right to use the "Season-All" name for the specific product lines acquired. The Company is not aware of any of its products and/or processes infringing any U.S. or foreign patent rights of any other party.

EMPLOYEES

              As of September 30, 1996, the Company and Forte had a total of 36 employees. The Company believes that its relations with its employees are good.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The following is an historical review of the Company's financial and operating results for the periods indicated and should be read in conjunction with the financial statements of the Company as at and for the year ended December 31, 1995 and for the nine-month period ended September 30, 1996.

              Results of Operations

              The following table sets forth the percentage of revenue represented by certain items reflected in the Company's consolidated Statement of Operations for the periods indicated.


                                           Years Ended              Nine Months Ended
                                           December 31,               September 30,
                                       1995          1994          1996           1995
                                       ----          ----          ----           ----
Revenue                               100.0%        100.0%        100.0%         100.0%

Cost of Revenue                        83.7          78.9          79.2           81.2
                                      -----         -----         -----          -----

Gross Profit                           16.3          21.1          20.8           18.8

Operating Costs:
    Selling, general and
    administrative                     13.7          22.5          18.9           12.2

Other Expenses                          4.5           4.5           4.8            4.5
                                      -----         -----         -----          -----

Income (Loss) from
    Continuing Operations
    before Income Taxes                (1.9)         (5.9)         (2.9)           2.1

Income Tax Benefit
    (Expense)                           1.0            .1           1.1             .8
                                      -----         -----         -----           ----

Income (Loss) from
    Continuing Operations               (.9)         (5.8)         (1.8)           1.3


Discontinued Operations               (25.7)         (4.2)         (2.5)         (11.6)
                                      -----         -----         -----          -----

Net Income (Loss)                     (26.6)%       (10.0)%        (4.3)%        (10.3)%
                                      =====         =====         =====          =====



              Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

              Revenue. For the year ended December 31, 1995, revenue increased by $1,029,520, or 23.4%, to $5,426,260 from $4,396,740. This increase was due to contract revenue recognized under the two significant contracts acquired under the Season-All acquisition. These contracts were materially completed by December 31, 1995.

              Cost of Revenue. For the year ended December 31, 1995, cost of revenue increased by $1,071,605, or 30.9%, to $4,540,722 from $3,469,117. This increase was due primarily to the Season-All contracts as mentioned above. As a percentage of sales, cost of revenue increased by 4.8% for the year ended December 31, 1995. This increase was mainly attributable to unabsorbed manufacturing costs resulting from excess capacity during the latter part of the year. Management of the Company believes it has taken corrective steps to eliminate the excess capacity costs.

              Selling, General and Administrative Expenses. For the year ended December 31, 1995, selling, general and administrative expenses decreased by $241,948, or 24.4%, to $747,659 from $989,607. This decrease was due to the fact that Forte, Inc. incurred significant professional, travel and related expenses during 1994 in conducting due diligence procedures relating to potential merger candidates.

              Other Expenses. For the year ended December 31, 1995, other expenses increased by $44,014, or 22.1%, to $243,388 from $199,374. This increase was primarily due to an increase in interest expense resulting from higher interest rates on long-term debt.

              Discontinued Operations. For the year ended December 31, 1995, discontinued operations increased by $963,079, or 516.6%, to $1,149,518 from $186,439. This increase was due to the Company's decision in 1995 to discontinue the software publishing and disk duplication businesses and the subsequent writedown of assets.

              Nine Month Period Ended September 30, 1996 Compared to the Nine Month Period Ended September 30, 1995

              Revenue. For the nine month period ended September 30, 1996, revenue decreased by $1,726,175, or 39.6%, to $2,635,113 from $4,361,288. This decrease was due to the completion of two major contracts which were assumed in the acquisition of the Season-All product lines. These two contracts amounted to approximately $3,800,000 and were materially completed by December 31, 1995.

              Cost of Revenue. For the nine month period ended September 30, 1996, cost of revenue decreased by $1,454,334, or 41.1%, to $2,087,032 from $3,541,366. This decrease was due primarily to the conclusion of the Season-All contracts as mentioned above. As a percentage of sales, cost of revenue decreased by 2% for the nine month period ended September 30, 1996 as compared to the nine month period ended September 30, 1995. This improvement in cost of revenue is due to a significant amount of revenue being recognized on a contract with an above average gross profit margin during the nine month period ended September 30, 1996.

              Selling, General and Administrative Expenses. For the nine month period ended September 30, 1996, selling, general and administrative expenses decreased by $35,704, or 6.7%, to $497,196 from $532,900. This decrease was due to an allocation of overhead costs to accrued discontinued operating costs. This allocation represents an estimated portion of costs attributable to the two discontinued divisions of the Company. This allocation of overhead costs to accrued discontinued operating costs during the nine months ended September 30, 1996, was offset by increased costs in administrative compensation, travel and related expenses of approximately $121,000.

              Other Expenses. For the nine month period ended September 30, 1996, other expenses decreased by $67,571, or 34.7%, to $127,393 from $194,964.
This decrease was due to the gain on the sale of the Company airplane and several non-producing manufacturing assets.

              Discontinued Operations. For the nine month period ended September 30, 1996, discontinued operations decreased by $495,383, or 87.1%, to $65,607 from $508,012. This decrease was due to the Company's decision in 1995 to discontinue the software and disk duplication divisions. No further costs are anticipated to be incurred in relation to discontinued operations.

              Seasonality

              Historically, the Company experiences little seasonality variation in the recognition of revenue. Revenue recognition is dependent upon the Company obtaining contracts for fenestration products. Such contracting revenue will vary based upon the cyclical nature of construction activity. However, the Company has found no identifiable trend related to these cycles.

              Liquidity and Capital Resources

              The Company utilized approximately $630,000 in operating activities for the nine month period ended, September 30, 1996. This deficit in operating cash flow was funded through the sale of assets in the amount of $250,000, an increase in net long-term borrowing of approximately $480,000, and the sale of treasury stock of $113,000. In addition, the Company incurred approximately $97,000 of additional capital expenditures during this period.

              In January, 1996, the Company restructured its long-term debt with its principal bank, Second National Bank of Warren, Ohio. The debt restructure consolidated nine existing loans, provided additional working capital, and contains a fifteen year amortization period (with a call provision in five years).

              The Company is currently anticipating a consolidation transaction with AAP Holdings, Inc. ("AAPH"), which will be accomplished through the issuance of convertible preferred stock of the Company in exchange for common stock of AAPH's principal operating subsidiary, American Architectural Products, Inc. ("AAP"). The Company does not currently anticipate any material capital expenditures in relation to either its existing operation, or the operations of AAP.

              The Company's business plan for 1997 and subsequent years contemplates growth through mergers and acquisitions with companies specializing in the fenestration and related materials and components industries. This will require integration of various products and marketing of the Company's expanded product line as the Company grows. The Company is committed to building its management team to accommodate this growth. In order to finance its growth plans, the Company intends to secure capital from a variety of sources. Potential sources of capital may include, but are not limited to, expansion of the Company's existing credit lines, financing of the Company's real and personal property, private placements of the Company's common and preferred stock, issuances by the Company of debt securities, and public offerings of the Company's common and preferred stock.


ITEM 2. LEGAL PROCEEDINGS

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
              The Company is a defendant in a lawsuit involving claims relating to an employment agreement to which the Company was a party. The plaintiff seeks actual and punitive damages in excess of $129,000. The Company believes this suit is without merit and intends to vigorously defend this position.

              Neither the Company nor Forte is subject to any other legal proceedings, except routine litigation arising out of the ordinary course of their respective businesses. There are no proceedings now pending or, to the Company's knowledge, threatened with regard to any Federal, state or local environmental laws. There are no material proceedings in which any director, officer or affiliate, any owner of record or beneficially more than 5% of any of voting securities or security holder is a party adverse to the Company or which has a material interest adverse to the Company.

ITEM 3. DESCRIPTION OF PROPERTY

              The Company's principal administrative offices and corporate headquarters are located at 1350 Albert Street, Youngstown, Ohio, in a building owned by Forte. All of Forte's manufacturing operations, including research, product development and production, are conducted in three (3) separate buildings located at 1350, 1410 and 1450 Albert Street, Youngstown, Ohio, all of which are owned by Forte. All of these buildings are encumbered by mortgages securing indebtedness of the Company and Forte.

              All of the Company's and Forte's properties are deemed to be in good operating condition, are adequately insured, comply with all local zoning requirements and are not subject to any pending or threatened condemnation proceeding or any other action of any governmental or regulatory body.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

              The following table sets forth the beneficial ownership of shares of Common Stock of the Company as of September 30, 1996 by each director and executive officer, by all directors and executive officers as a group and by all persons known by the Company to be the beneficial owners of more than 5% of the Company's Common Stock:


                                                 Number of Shares           Percent of
Name and Address                                Beneficially Held           Ownership
----------------                                -----------------           ---------
Frank J. Amedia                                   29,006,499(1)               58.0%
c/o Forte Computer Easy, Inc.
1450 Albert Street
Youngstown, Ohio  44505

John Masternick                                    3,399,458(2)                6.8%
20 E. Liberty Street
Girard, Ohio  44420

Anthony E. DePrima                                 2,029,692                   4.0%
c/o Forte Computer Easy, Inc.
1450 Albert Street
Youngstown, Ohio  44505

                                                 Number of Shares           Percent of
Name and Address                                Beneficially Held           Ownership
----------------                                -----------------           ---------
Charles E. Trebilcock                                383,333(3)               0.7%
c/o Forte Computer Easy, Inc.
1450 Albert Street
Youngstown, Ohio  44505

Dr. Chester W. Amedia                                 32,500(4)               0.1%
c/o Forte Computer Easy, Inc.
1450 Albert Street
Youngstown, Ohio  44505

All directors and executive officers as
  a group(5 persons)                              34,851,482(5)               69.7%

---------------------------

(1) Mr. Amedia also has options to acquire an additional 4,262,440 shares at $.375 per share. Cecilia Amedia, mother of Frank J. Amedia and Dr. Amedia, on October 3, 1994, purchased 73,500 common shares. Mr. Amedia does not have any beneficial interest in or control over the common shares purchased by Cecilia Amedia. In connection with the Company's acquisition of Forte in June of 1994, the Company is obligated to issue an additional 1,718,422 shares of common stock to Mr. Amedia, and Forte is obligated to issue an addition 324,323 shares of the Company's common stock to Mr. Amedia. Such shares have not yet been issued but are included in the number of shares specified above as beneficially owned by Mr. Amedia.

(2) Mr. Masternick also has options to acquire an additional 455,258 shares at $.375 per share.


(3) Includes 133,333 common shares owned individually and 250,000 shares held by a custodian for the benefit of an individual retirement account of Mr. Trebilcock. In addition, LGL Company, owned by Lionel Trebilcock, brother of Mr. Trebilcock, owns 133,333 common shares. Mr. Trebilcock does not have any beneficial interest in or control over the shares owned by either LGL Company or Lionel Trebilcock. On October 3, 1994, Robert Trebilcock, son of Mr. Trebilcock, purchased 125,000 common shares, and Mr. Trebilcock does not have any beneficial interest in or control over such shares.

(4) Dr. Amedia also holds 32,500 shares as custodian under the Ohio Uniform Transfer to Minors Act (the "UTMA"). Dr. Amedia does not have any beneficial interest in the shares although, as custodian, he has the right to vote the shares while held under UTMA. Cecilia Amedia, mother of Frank
      J. Amedia and Dr. Amedia, purchased 73,500 common shares on October 3, 1994. Dr. Amedia does not have any beneficial interest in or control over the common shares purchased by Cecilia Amedia.

(5) The directors and officers of the Company, as a group, also hold outstanding options to purchase an aggregate of 5,717,698 additional common shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

              The following table sets forth the names, ages and positions of directors and executive officers of the Company as of September 30, 1996. The Board of Directors of the Company currently consists of 6 members. Directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Officers are chosen by and serve at the discretion of the Board of Directors. A summary of the background and experience of each of these individuals is set forth after the table.


                 NAME             AGE                           POSITION
                 ----             ---                           --------
Frank J. Amedia                   44          President, Chief Executive Officer
                                              and Director

Anthony E. DePrima                57          Director

David M. McKelvey                 44          Vice President and Corporate
                                              Secretary

Landon Fortunato                  32          Vice President and Treasurer

Dr. Chester W. Amedia             48          Director

John Masternick                   70          Director

Arnold W. Parnell                 60          Director

Charles E. Trebilcock             69          Director


              Frank J. Amedia has been a director of the Company since June 8, 1994, and now also serves as the President and Chief Executive Officer. Mr. Amedia was the founder and served as President of Forte from its inception in 1989. Prior thereto, Mr. Amedia was a manufacturer's representative in the fenestration business. Mr. Amedia is the brother of Dr. Chester W. Amedia, Jr.

              Anthony E. DePrima has been a director of the Company since August, 1986. From August of 1986 through June 14, 1994, he served as President and Chief Executive Officer of the Company, and from June 14, 1994 through December 31, 1995, he served as Executive Vice President of the Company. Since December 31, 1995, Mr. DePrima has served as a business and legal consultant to the Company. Mr. DePrima received a Bachelor of Science degree from Arizona State University in 1963 and a Juris Doctorate from the University of Arizona in 1966. Mr. DePrima is a practicing attorney.

              David M. McKelvey has served as Vice President of the Company since August 1995. Prior to joining the Company, Mr. McKelvey was Executive Vice President of Administration and Development of The Cafaro Company. From 1992 through 1995, Mr. McKelvey also served as Executive Regional Director of Real Estate for The Cafaro Company and, in that capacity, supervised facilities aggregating 30 million sq. ft. and approximately 600 administrative employees. Mr. McKelvey has substantial experience in creating and packaging economic development programs and in assessing and implementing administrative and management programs.

              Landon Fortunato is the Vice President and Treasurer of the Company and has held the position of Treasurer since June 14, 1994. Mr. Fortunato has been employed by Forte since 1990. Mr. Fortunato graduated from Youngstown State University with a Bachelor of Science degree in

Business Administration in 1989. He began working for Frank J. Amedia and Associates in an administrative capacity before completing his undergraduate degree. At Forte, he serves as Vice President and his duties include implementing company policies and procedures, developing product costing and pricing, EEOC Affirmative Action programs, labor standard compliance, accounting and contract administration.

              Dr. Chester W. Amedia, Jr. has been a director of the Company since June 14, 1994. Dr. Amedia graduated from Kenyon College in 1970 and attained his M.D. degree from The Ohio State University in 1973. Dr. Amedia is a Board certified Nephrologist and is an Associate Professor of Clinical Internal Medicine with Northeast Ohio University College of Medicine. Dr. Amedia is also engaged in the practice of medicine with Northeast Ohio Community Group, Inc. in Youngstown, Ohio. Dr. Amedia is the brother of Frank J. Amedia.

              John Masternick has been a director of the Company since June 14, 1994. Mr. Masternick is a practicing attorney in Girard, Ohio, and is the Chairman of the Board of Directors of Omni Manor, Inc. and Windsor House, Inc., owners and operators of skilled nursing and extended care facilities in northeastern Ohio and western Pennsylvania. Mr. Masternick is a graduate of Loyola University, Chicago, Illinois, and Youngstown College of Law.

              Arnold W. Parnell has been a director since 1994. Mr. Parnell is the President of ADP & Associates, a California real estate acquisition and development firm which was formed in 1990. Prior to the formation of ADP & Associates, Mr. Parnell was employed as Chief Technical Director of Industrial Research Center, Inc., Gardenia, California. Mr. Parnell is a California licensed professional mechanical engineer, holds a Bachelor of Chemical Engineering degree from Villanova University, Master of Science in Engineering from the University of Southern California, and has completed postgraduate courses in computer hardware and software, business management, business financing and real estate.

              Charles B. Trebilcock has been a director of the Company since June 14, 1994. Mr. Trebilcock is Chairman of the Liberty Industries, Inc., a manufacturer of industrial packaging products and equipment.

              None of the Company's directors or executive officers within the past five (5) years (i) has filed any bankruptcy petition or been adjudicated as a bankrupt or been convicted in any criminal proceeding or is subject to any pending criminal proceedings, (ii) has been subject to any judgment order or decree not subsequently reversed, suspended or vacated in any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business securities or banking opportunities, or (iii) has been found by a court of competent jurisdiction in a civil action, the SEC or the Commodities Future Trading Corporation to have violated a federal or state securities or commodities law.

ITEM 6. EXECUTIVE COMPENSATION

              The following table summarizes all compensation paid to the Company's Chief Executive Officer and all other executive officers of the Company whose total annual salary and bonus exceeds $100,000 (the "Named Executive Officers") for services rendered in all capacities to the Company and its subsidiary during the fiscal year ended December 31, 1995.

-----------------------------------------------------------------------------------------------------------------------
                                                                                   Long Term
                                                 ANNUAL COMPENSATION              Compensation
-----------------------------------------------------------------------------------------------------------------------
                                                                  Other Annual     Restricted           All other
        Name and          Year Ended     Salary      Bonus        Compensation       Stock            Compensation
   Principal Position    December 31,    ($)          ($)              ($)           Awards                ($)
-----------------------------------------------------------------------------------------------------------------------
Frank J. Amedia              1995        193,000      -0-              -0-            -0-                  -0-
President and
Chief Executive              1994        137,294      -0-              -0-            -0-                  -0-
Officer(1)
                             1993         30,000      -0-              -0-            -0-                  -0-
-----------------------------------------------------------------------------------------------------------------------
Anthony E. DePrima           1995        120,000      -0-              -0-            -0-                  -0-
Executive Vice
President                    1994        120,000      -0-             2,986           -0-                  -0-

                             1993        120,000      -0-             2,529      250,000 shares            -0-
-----------------------------------------------------------------------------------------------------------------------

----------------------

(1) The compensation paid to Mr. Amedia for 1993 represent amounts paid for the fiscal year of Forte ending September 30, 1993. The amount of compensation set forth above for 1994 consists of $47,384 paid from October 1, 1993 through June 7, 1994 (paid by Forte) and an additional $89,910 paid to Mr. Amedia following the closing of the Forte acquisition on June 7, 1994.


              No stock options previously granted to the executive officers were subject to repricing during the fiscal year ended December 31, 1995. The Company does not have a long term incentive plan established for the benefit of its executive officers or directors.

              No stock options, stock appreciation rights or restricted stock awards were granted as compensation to any officers, directors or employees of the Company or its subsidiaries during either of the fiscal years ended December 31, 1994 or December 31, 1995.

COMPENSATION OF DIRECTORS

              No cash remuneration was paid to the directors of the Company, in their capacities as directors, during the financial year ended December 31, 1995. The Company reimburses directors for travel expenses incurred in connection with attending meetings of the board of the directors.

EMPLOYMENT CONTRACTS

              The Company was a party to an employment agreement with Anthony E. DePrima which had a term extending through December 31, 1995 (subject to renewal). Mr. DePrima's base compensation under this agreement was $120,000 per annum, plus an incentive bonus equal 5% of the net profits of the Company. The Company also provided a car for Mr. DePrima and assumed the cost of his legal malpractice insurance. The Company exercised its option to terminate Mr. DePrima's employment agreement effective December 31, 1995. Effective May 15, 1996, the Company retained Mr. DePrima as a business and legal consultant for a twelve-month term. In connection therewith, the Company agreed to pay Mr. DePrima a consulting fee of $1,500 per month.

              ADF was, at the time of the sale by the Company of the common stock of ADF, a party to an employment agreement with James W. Schmidt. Mr. Schmidt, along with his wife, purchased ADF from the Company in August of 1996. Accordingly, the Company has no ongoing liability to Mr. Schmidt with respect to this employment agreement.

STOCK OPTIONS

              In May of 1992, the Board of Directors of the Company adopted an Employee Incentive Stock Option Plan (the "Option Plan"). Options to purchase an aggregate of up to 5,000,000 shares of the Company's common stock are authorized under the Option Plan. Options granted under the Option Plan have a maximum duration of ten (10) years from the date of grant. In connection with the acquisition of Forte in June of 1994, Mr. Amedia and Mr. Masternick (the former shareholders of Forte) received options to purchase an aggregate of 4,717,698 shares of the Company's common stock at $.375 per share. The aforementioned options were issued in contemplation of the Company effectuating a reverse stock split. Until such reverse stock split is effectuated or until such time as additional shares of the Company's common stock are authorized or purchased as treasury shares, these options will not be exercisable.

              As of December 31, 1995, options to purchase a total of 5,815,548 shares of the Company's common stock were outstanding, with exercise prices ranging from $.25 to $.50 per share.

              During the year ended December 31, 1995, the Company sold approximately 150,000 shares of its Common Stock subject to "put" options which provide the purchasers the right to sell the shares back to the Company at a price of $.625 per share one year after the date of issuance or $.75 per share two years after the date of issuance. At December 31, 1995, the Company accrued a reserve of $75,000 for exercise of the put options.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

              The board of directors of the Company on November 2, 1993, authorized the issuance of 250,000 shares each to Anthony E. DePrima and D. Jess Riddle, both of whom were officers and directors of the Company at the time, to replace shares which each of them had transferred to John S. Martinez in conjunction with a prior loan made to the Company by Mr. Martinez.

              Pursuant to an Agreement and Plan of Reorganization dated on May 27, 1994, which was consummated on June 8, 1994 (as amended, the "Forte Agreement"), Forte became a wholly owned subsidiary of the Company. Pursuant to that transaction, as modified, the Company agreed to issue to the prior Forte shareholders a total of 32,479,290 shares of the Company's common stock, consisting of 29,346,499 shares to Amedia, of which 27,628,077 have been issued (with the balance of 1,718,422 to be issued by the Corporation when there are sufficient authorized shares available), and 3,132,791 shares to Masternick. As part of the same transaction, options were granted to Amedia and Masternick to purchase 4,262,440 shares and 455,258 shares, respectively, of the Company's common stock at $.375 per share. In addition, the Company realized $250,000 from the sale of 1,000,000 Series A Preferred shares at $0.25 per share to Forte under the Forte Agreement. Forte had assigned its rights to acquire the Series A Preferred shares at $.37 per share to a group of accredited investors, resulting in the investors purchasing 675,677 shares and Forte acquiring 324,323 shares. The 324,323 shares of the Company's common stock acquired by Forte are to be issued to Amedia as a former shareholder of Forte.

These shares have not yet been issued and are in addition to the 1,718,422 shares which, as noted above, the Company is obligated to issue to Amedia.

              In connection with the Company's acquisition of the stock of Forte in June of 1994, the Company also entered into an agreement with D. Jess Riddle, a former officer and director of the Company, regarding certain matters. Under this Agreement, for a period of ninety (90) days following the closing of the transaction, the Company had a right of first refusal to acquire 500,000 shares of Company common stock held by Riddle. During the same time period, the Company also had an exclusive option to acquire 1,200,000 shares of Company common stock held by Riddle at $.40 per share. If the option was not exercised in the first ninety (90) days of the option period, then the Company had an additional two hundred seventy (270) days to acquire such shares at $.50 per share. If the Company purchased all 1,200,000 shares from Riddle, then simultaneously with the payment for the last shares, the Company could purchase at $.15 per share certain options previously granted to Riddle to acquire 1,000,000 shares (the "Riddle Option"). If, within one hundred eighty (180) days after the closing of the transaction, the market price of the Company's common stock exceeded $1.50 per share, then the exercise price for the Company to acquire any unpurchased portion of the 1,200,000 Riddle shares would be adjusted to $.75 per share. The Company also agreed to retain Riddle as a consultant for six (6) months following closing of the transaction at a compensation rate equal to his base salary (with no commission override) as in effect prior to the closing. The Company also agreed to pay Riddle $3,000 on the first day of each month until the first 500,000 Riddle shares were sold, or the end of ninety (90) days after the close of the transaction, whichever occurred first. On September 15, 1994, Riddle and Forte agreed to several modifications of this Agreement, as follows:

                (i) Riddle was permitted to sell 500,000 shares at $.60 per share to four (4) separate investors.

                (ii) Designees of Forte, purchased 750,000 shares from Riddle at $.40 per share.

                (iii) Forte, or its designees, could purchase the remaining 500,000 shares owned by Riddle at $.50 per share prior to the expiration date of the original three hundred sixty (360) day period following closing of the Forte acquisition transaction.

                (iv) If Forte purchased all the remaining 500,000 shares owned by Riddle within the three hundred sixty (360) day period following closing of the Forte acquisition transaction, the Company could repurchase the Riddle Option at $.15 per share.

              Subsequent to December 31, 1995, the Company entered into an agreement with Riddle pursuant to which the Company would purchase all remaining shares of the Company's common stock owned by Riddle. The shares were acquired in exchange for discharge of indebtedness owing from Riddle to the Company and the discounted value of future services which the Company had previously agreed to provide to Riddle, in the aggregate amount of $372,000.

              Under the Forte Agreement, the Company entered into separate stock option agreements, dated June 7, 1994, whereby the Company obtained the right, for a period of one (1) year from June 8, 1994, to purchase 30% of the shares owned by certain large shareholders of the Company for $.50 per share. Anthony
E. DePrima, a director and former officer of the Company, was a party to such an agreement with the Company. The Company did not exercise any of these options, which expired on June 8, 1995.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

              The Company's authorized common stock consists of 50,000,000 shares, $.01 par value per share. As of September 30, 1996, 48,610,111 shares of common stock were issued and 48,605,794 shares were outstanding. Holders of the Company's common stock are entitled to one vote for each share held of record by them of record on all matters submitted to a vote of the shareholders. At any meeting of the Company's shareholders, the presence, in person or by proxy, of a majority of the outstanding shares of common stock constitutes a quorum. Unless otherwise provided by Utah law or by the Company's articles of incorporation, the affirmative vote of a majority of the shares of common stock represented at any such meeting constitutes an act of the Company's shareholder. Pursuant to Utah law, the Company generally has the right to redeem outstanding shares of common stock. No holder of the Company's common stock has any preemptive rights to additional shares of common stock issued in the future. Holders of common stock will be entitled to receive dividends ratably when, as and if declared by the Board of Directors of the Company in its discretion out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably in all assets of the Company remaining after payment of liabilities and liquidation preferences to the holders of any shares of preferred stock then outstanding. The holders of the common stock will have no preemptive, conversion or other subscription rights and will not be subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the common stock. The rights of holders of the Company's common stock will be subject to the rights of the holders of any preferred stock which may be outstanding from time to time.

PREFERRED STOCK

              The Company's authorized capital also includes 20,000,000 shares of preferred stock, $.01 par value per share, none of which shares are currently issued and outstanding. The Company's preferred stock is issuable, from time to time, in one or more series, with such powers, designations, preferences and relative participating, optional or other rights, and qualifications, limitations or restrictions thereof, as stated and expressed in a resolution or resolutions providing for the issuance of each such series adopted by the Board of Directors of the Company. All shares of any one series of the Company's preferred stock are required to be alike in every particular. Except to the extent otherwise provided in the resolution or resolutions providing for the issuance of any series of the Company's preferred stock, the holders of shares of such series will have no voting rights except as may be required by Utah law.

AUDITORS, REGISTRAR AND TRANSFER AGENT

              The auditors of the Company are Semple & Cooper, P.L.C., 2700 North Central Avenue, Suite 1100, Phoenix, Arizona. The Registrar and Transfer Agent for the common shares is American Securities Transfer, Inc. of Denver, Colorado.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

              The shares of common stock of the Company are not listed on any exchange. Brookstreet Securities, Paulson Investment, Paragon Capital Corporation, and Fahnestock & Co. have served as market makers for the Company's common stock shares. The following table represents the range of high and low bid prices for each quarter commencing January 1, 1994, through September 30, 1996. The range of bids reflects actual transactions for the shares traded during these periods, separate and apart from any interdealer prices, without taking into account any retail mark up, mark down or commission.

           Period                High             Low
           ------                ----             ---
           1994
           1st quarter           .50              .25
           2nd quarter           .50              .25
           3rd quarter           .875             .5625
           4th quarter           .625             .4025

           1995
           1st quarter           .50              .3125
           2nd quarter           .5625            .3125
           3rd quarter           .3125            .125
           4th quarter           .125             .0625

           1996
           1st quarter           .25              .125
           2nd quarter           .125             .03125
           3rd quarter           .5625            .03125


              There were approximately 463 holders of record of the shares of the Company as of September 30, 1996. The Company has never paid any dividends on its outstanding common shares. The current board of directors of the Company does not presently intend to implement a policy respecting the payment of regular cash dividends on the common shares and it is unlikely that dividends will be paid on the common shares in the immediate future. The board of directors will review this policy from time to time having regard to the financial condition of the Company and other factors that the board of directors may consider appropriate in the circumstances. In addition, the ability of the Company and Forte to pay dividends is limited by various loan and financing agreements to which they are parties. As of September 30, 1996, options to purchase a total of 5,815,548 shares of the Company's common stock were outstanding.

ITEM 2. LEGAL PROCEEDINGS

              See Part I, Item 2.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

              Not Applicable.


ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

              Within the past three (3) years, the Company has made sales of securities as described below. In each instance there were no underwriters and the securities were sold as part of private placements.
To the best of the Company's knowledge, in each instance each purchaser was an accredited investor, as defined by Regulation D under the Securities Act of 1933, as amended, and each purchaser was acquiring the shares for purposes of investment only.

Date                           Title                                       Amount
----                           -----                                       ------
March 31, 1994                 Common Voting                  1,900,000 to former shareholders of ADF in
                                                              exchange for all the issued and outstanding
                                                              shares of ADF

June 8, 1994                   Series A Preferred             1,000,000 sold to Forte at $.25 per share, of
                                                              which 675,677 were assigned by Forte to
                                                              seven (7) individual investors at $.37 per
                                                              share.  All of these shares were converted to
                                                              Common Voting effective as of December 8,
                                                              1994

June 8, 1994                   Common Voting                  32,479,290 shares in exchange for all shares
                                                              of Forte, of which 30,760,868 have been
                                                              issued to the shareholders of Forte, together
                                                              with options to acquire 4,717,698 shares at
                                                              $.375 per share

June 14, 1994                  Common Voting                  337,500 shares sold to three (3) investors at
                                                              $.40 per share

July 25, 1994                  Common Voting                  100,000 shares at $.50 per share sold to one
                                                              (1) investor, 100,000 at $.60 per share sold to
                                                              three (3) investors, 97,272 shares at $.55 per
                                                              share issued in exchange for cancellation of
                                                              indebtedness of Forte, and 30,000 shares at
                                                              $.55 per share sold to one (1) investor

October 11, 1994               Common Voting                  800,002 shares issued to Debenture holders of
                                                              Forte in exchange for $300,000 of principal
                                                              amount of Debentures

December 8, 1994               Common Voting                  1,000,000 shares issued pursuant to
                                                              conversion of Series A Preferred Shares

Date                           Title                                       Amount
----                           -----                                       ------
December 29, 1994              Common Voting                  8,333 shares sold to one investor for $5,000
                                                              and 157,660 shares issued to a creditor in
                                                              exchange for cancellation of indebtedness

May 19, 1995                   Common Voting                  100,000 shares sold for $50,000, subject to
                                                              "put" options which allow the purchaser to
                                                              sell the shares back to the Company for $.625
                                                              per share on May 19, 1996 and $.75 per share
                                                              on May 19, 1997

May 23, 1995                   Common Voting                  266,667 shares issued to Debenture holders of
                                                              Forte in exchange for $100,000 principal
                                                              amount of Debentures

June 14, 1995                  Common Voting                  50,000 shares sold for $25,000, subject to
                                                              "put" options which allow the purchaser to
                                                              sell the shares back to the Company for $.625
                                                              per share on June 14, 1996 and $.75 per share
                                                              on June 14, 1997

September 24, 1996             Common Voting                  452,000 shares sold for $113,000


ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

              Under Section 16-10(a), et seq., of the Utah Revised Business Corporation Act, effective July 1, 1992, the Company may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if (i) his conduct was in good faith and (ii) he reasonably believed that his conduct was in or not opposed to, the best interests of the corporation and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The Company may not indemnify a director in connection with a proceeding by or in the right of the Company in which the director was adjudicated liable to the Company, or in connection with any other proceeding charging the director derived an improper personal benefit, whether not involving action in his official capacity in which proceedings he was adjudged liable on the basis that he derived an improper personal benefit. The indemnification also is limited to reasonable expenses incurred in connection with the proceeding. The Articles of Incorporation of the Company do not limit the indemnification provisions set forth in the Utah Revised Business Corporation Act and, accordingly, the Company is required by law to indemnify a director who was successful on the merits or otherwise in the defense of any proceeding, or in the defense of any claim, issue or matter in the proceeding to which he was a party because he is or was a director, against reasonable expenses incurred in connection with the proceeding or claim with respect to which he has been successful. The Company is further authorized to reimburse the reasonable expenses incurred in advance of final disposition of the proceedings if (i) the directors furnishes the Company a written affirmation of his good faith believe that he has met the applicable standard conduct required by law, (ii) the director furnishes a written undertaking executed personally or on his behalf to repay the advance if it is ultimately determined that he did not meet the standards of conduct, and (iii) a determination is made that the facts then unknown by those making the determination would not preclude indemnification. The undertaking for reimbursement is an unlimited general obligation of the director and is not required to be secured and may be accepted without reference to the financial ability to make repayment. In addition, since the Articles of Incorporation of the Company do not otherwise provide, an application may be made to the court undertaking the proceedings or any other court of competent jurisdiction to order indemnification (i) if the court determines that the director is entitled to mandatory indemnification, in which event the court shall also order the Company to pay the director's reasonable expenses incurred to obtain court ordered indemnification, and (ii) if the court determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director meets the applicable standard of conduct or was adjudicated liable, the court may order indemnification as the court determines to be proper, except that the indemnification with respect to any proceeding to which liability has been adjudged under which the director was determined to be liable to the Company or received an improper personal benefit is limited to reasonable expenses incurred.

              The determination and authorization of indemnification is made by the Board of Directors by a (i) majority vote of those present at a meeting in which a quorum was present and only those directors not parties to the proceedings shall be counted as satisfying the quorum, or (ii) if a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two (2) or more directors not parties to the proceedings, except that directors that are parties to the proceedings may participate in the designation of directors for the committee, or by special legal counsel selected by the Board of Directors or committee, or if a quorum of directors or committee cannot be designated, by a majority vote of the full Board of Directors in which selected directors who are parties to the proceedings may participate or by the shareholders by majority of the votes entitled to be cast by the holders of qualified shares present and in person or by proxy at a meeting. For the shareholder determination, the majority of the votes entitled to be cast of all qualified shares constitutes a quorum.

              The provisions dealing with directors also extend to officer, employees, fiduciaries or agents to the same extent as if each such person were a director; provided, however, that indemnification in advance of expenses to an officer, employee, fiduciary or agent who is not director is limited to the extent that it is not consistent with public policy. The authorization for reimbursement of officers, employees, fiduciaries and agents can be contained in the Articles of Incorporation, By-Laws, general or specific action of the Board of Directors or contract. The Company is further allowed to provide liability insurance dealing with its indemnification obligations. The Articles of Incorporation of the Company can limit any of the statutory indemnification provisions. In addition, the Company may pay or reimburse expenses incurred by a director in connection with a director's appearance as a witness in a proceeding at a time when the director has not been made a defendant or respondent.

                                    PART F/S

                              FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT




To The Board of Directors of
Forte Computer Easy, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheet of Forte Computer Easy, Inc. and Subsidiaries as of December 31, 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of Forte Computer Easy, Inc. and Subsidiaries as of December 31, 1995, and the consolidated results of its operations, changes in stockholders' equity, and cash flows for the year then ended, in conformity with generally accepted accounting principles.


Semple & Cooper, P.L.C.
Phoenix, Arizona

May 28, 1996

                    FORTE COMPUTER EASY, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                           (UNAUDITED)              Year Ended
                                                          September 30,               December 31,
                                                              1996                      1995
                                                              ----                      ----
Current Assets:
   Cash                                                   $   255,549               $   143,254
   Accounts receivable, less allowance for
     doubtful accounts and returns of
     $0 and $299,939, respectively                            198,394                   437,160
   Inventory                                                1,782,078                 1,666,832
   Prepaid expenses                                            15,002                    31,474
   Costs and estimated earnings in
     excess of billings on
     uncompleted contracts                                     43,574                   246,472
                                                          -----------               -----------

        Total Current Assets                                2,294,597                 2,525,192
                                                          -----------               -----------
Property, Plant and Equipment:
   Land                                                        74,969                    74,969
   Buildings and improvements                               2,968,203                 2,957,795
   Equipment, machinery and tooling                         1,839,282                 2,099,581
   Office furniture and equipment                              85,423                   122,709
   Vehicles                                                   171,725                   140,787
   Airplane                                                      -                      207,600
                                                          -----------               -----------
                                                            5,139,602                 5,603,441
   Less: accumulated depreciation                          (1,118,303)               (1,196,182)
                                                          -----------               -----------

                                                            4,021,299                 4,407,259
                                                          -----------               -----------
Other Assets:
   Net assets of discontinued operations                         -                       74,000
   Goodwill, net                                              318,926                   360,533
   Other intangible costs, net                                 29,598                    27,170
   Deposits and other                                           2,913                     3,467
                                                          -----------               -----------

                                                              351,437                   465,170
                                                          -----------               -----------

                                                          $ 6,667,333               $ 7,397,621
                                                          ===========               ===========

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    FORTE COMPUTER EASY, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                            (UNAUDITED)                 Year Ended
                                                            September 30,               December 31,
                                                                1996                      1995
                                                                ----                      ----
Current Liabilities:
   Current portion of long-term debt                        $   242,000               $   243,438
   Revolving line of credit                                     107,906                   107,906
   Amount due officer                                            18,013                    18,013
   Accounts payable                                             353,673                   596,369
   Accrued liabilities                                           53,455                   457,170
   Net liabilities of discontinued
     operations                                                 209,945                      -
   Accrued costs of discontinued operations                        -                      277,619
   Billings in excess of costs
     and estimated earnings on
     uncompleted contracts                                       17,408                   371,778
                                                            -----------               -----------
        Total Current Liabilities                             1,002,400                 2,072,293
                                                            -----------               -----------
Long-Term Debt, Net of Current Portion                        4,429,684                 4,021,664
Lease Deposit                                                     9,575                     9,575
Deferred Tax Liability                                           92,273                   160,573
                                                            -----------               -----------
                                                              4,531,532                 4,191,812
                                                            -----------               -----------
Commitments                                                        -                         -
Stockholders' Equity:
   Preferred stock - $.01 par value;
     20,000,000 shares authorized; no
     shares issued or outstanding                                  -                         -
   Common stock - $.01 par value;
     50,000,000 shares authorized;
     48,460,111 shares issued and
     outstanding; 1,718,422 shares
     subscribed                                                 484,601                   484,601
   Paid-in capital                                            2,413,902                 2,669,485
   Common stock subscribed                                       79,143                    79,143
   Accumulated deficit                                       (1,840,724)               (1,727,609)
                                                            -----------               -----------
                                                              1,136,922                 1,505,620
   Less: Treasury stock, 456,317
           shares at cost                                        (3,521)                 (372,104)
                                                            -----------               -----------
                                                              1,133,401                 1,133,516
                                                            -----------               -----------

                                                            $ 6,667,333               $ 7,397,621
                                                            ===========               ===========

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    FORTE COMPUTER EASY, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           (UNAUDITED)                                  Years Ended
                                                        Nine Months Ended                                          (UNAUDITED)
                                                September 30,         September 30,           December 31,         December 31,
                                                   1996                 1995                      1995                 1994
                                                   ----                 ----                      ----                 ----
Net Revenues                                    $ 2,635,113          $ 4,361,288              $ 5,426,260          $ 4,396,740

Cost of Revenues                                  2,087,032            3,541,366                4,540,722            3,469,117
                                                -----------          -----------              -----------          -----------
Gross Profit                                        548,081              819,922                  885,538              927,623

Selling, General and
  Administrative                                    497,196              532,900                  747,659              989,607
                                                -----------          -----------              -----------          -----------
Income Loss                                          50,885              287,022                  137,879              (61,984)

Other Income (Expense):
   Gain on sale of assets                           123,439                 -                        -                    -
   Other income (expense)                            12,841               37,018                   22,086               67,721
   Rental income                                     71,905               67,596                   86,929               68,750
   Interest expense                                (285,646)            (254,879)                (352,403)            (316,735)
   Amortization of
     intangibles                                    (49,932)             (44,699)                    -                 (19,110)
                                                -----------          -----------              -----------          -----------
Income (Loss) from Continuing
  Operations before Provision
  for Income Taxes                                  (76,508)              92,058                 (105,509)            (261,358)

Provision for Income Tax
  Benefit (Expense)                                  29,000              (34,900)                  54,971                6,000
                                                -----------          -----------              -----------          -----------
Loss from Continuing Operations                     (47,508)             (57,158)                 (50,538)            (255,358)

Discontinued Operations:
  Loss from operations of
  software division and disk
  fulfillment division                              (35,454)            (560,990)              (1,149,518)            (186,439)

Loss on disposal of disk
  fulfillment division                              (30,153)                -                    (245,419)                -
                                                -----------          -----------              -----------          -----------

Net Loss                                        $  (113,115)         $  (503,832)             $(1,445,475)         $  (441,797)
                                                ===========          ===========              ===========          ===========
Earnings per Share
  Income (loss) from
    continuing operations                             (-)                   -                       (-)                  (-)
  Loss of discontinued
    operations and operations
    to be disposed of                                 (-)                  (.01)                    (.03)                (.01)
  Income (loss) from disposal
    of disk and fulfillment
    division                                          (-)                   -                       (-)                   -
                                                -----------          -----------              -----------          -----------
Net Income (Loss)                               $     (-)            $     (.01)              $     (.03)          $     (.01)
                                                ===========          ===========              ===========          ===========
Weighted Average Shares
  Outstanding                                    49,813,420           49,630,799               50,000,000           32,487,493
                                                ===========          ===========              ===========          ===========

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Unaudited)
        For The Period From December 31, 1993 Through September 30, 1996

                                                                                                                  Common
                                                         Shares                                Paid-in            Stock
                              Preferred                of Common            Common             Capital         Subscribed
                              ---------                ---------            ------             -------         ----------
Balance,
  December 31, 1993           $    -                   12,901,809        $  129,018         $   566,004        $     -

Sale of 1,000,000
  shares of
  preferred stock                10,000                      -                 -                240,000              -
Acquisition of
  subsidiary
  for stock                        -                    1,900,000            19,000             505,400              -
Reverse merger and
  conversion of S
  Corporation
  losses                           -                   30,760,868           307,609             570,342            79,143
Sales of common
  stock                            -                      575,833             5,757             260,743              -
Common stock
  issued in
  payment of debt                  -                    1,321,601            13,217             526,996              -
Preferred stock;
  1,000,000 shares
  converted to
  common stock                  (10,000)                1,000,000            10,000                -                 -
Net loss
  (unaudited)                      -                         -                 -                   -                 -
                              ----------              -----------        ----------         -----------        -----------
Balance,
  December 31, 1994                -                   48,460,111           484,601           2,669,485            79,143

Acquisition of
  456,317 shares of
  treasury stock,
  at cost                          -                         -                 -                   -                 -
Net loss                           -                         -                 -                   -                 -
                              ---------               -----------        ----------         -----------        ----------
Balance,
  December 31, 1995                -                   48,460,111           484,601           2,669,485            79,143

Sale of Treasury
  Shares                           -                         -                 -               (255,583)             -
Net loss
  (unaudited)                      -                         -                 -                   -                 -
                              ----------              -----------        ----------         -----------        ----------
Balance,
  September 30, 1996          $    -                   48,460,111        $  484,601         $ 2,413,902        $   79,143
                              ==========              ===========        ==========         ===========        ==========




                                 Treasury       Accumulated           Total
                                  Stock           Deficit            Equity
                                  -----           -------            ------
Balance,
  December 31, 1993            $     -          $  (408,638)      $   286,384

Sale of 1,000,000
  shares of
  preferred stock                    -                 -              250,000
Acquisition of
  subsidiary
  for stock                          -                 -              524,400
Reverse merger and
  conversion of S
  Corporation
  losses                             -              568,301         1,525,395
Sales of common
  stock                              -                 -              266,500
Common stock
  issued in
  payment of debt                    -                 -              540,213
Preferred stock;
  1,000,000 shares
  converted to
  common stock                       -                 -                 -
Net loss
  (unaudited)                        -             (441,797)         (441,797)
                               ----------       -----------       -----------
Balance,
  December 31, 1994                  -             (282,134)        2,951,095

Acquisition of
  456,317 shares of
  treasury stock,
  at cost                        (372,104)             -             (372,104)
Net loss                             -           (1,445,475)       (1,445,475)
                               ----------       -----------       -----------
Balance,
  December 31, 1995              (372,104)       (1,727,609)        1,133,516

Sale of Treasury
  Shares                          368,583              -              113,000
Net loss
  (unaudited)                         -            (113,115)         (113,115)
                               ----------       -----------       -----------
Balance,
  September 30, 1996           $   (3,521)      $(1,840,724)      $ 1,133,401
                               ==========       ===========       ===========

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    FORTE COMPUTER EASY, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                        Nine Months Ended                               Years Ended
                                                September 30,        September 30,            December 31,         December 31,
                                                   1996                 1995                     1995                 1994
                                                   ----                 ----                     ----                 ----
                                                                                                                  (UNAUDITED)
Cash Flows from Operating
  Activities:
  Net Income (Loss)                             $ (113,115)          $ (503,832)               $(1,445,475)         $  (441,797)
  Adjustments to reconcile net
    income (loss) to net cash
    provided (used) by
    operating activities:
      Depreciation and
        amortization                               227,451              281,977                   378,886              226,634
      Amortization of software
        development costs                             -                 141,247                   109,899               88,509
      Amortization of
        intangibles                                 49,932               65,201                    76,078               48,973
      Decrease in provision for
        returns and doubtful
        accounts                                      -                 (71,947)                 (180,468)             (37,250)
      Gain on sale of assets                      (123,439)             (77,601)                     -                  (3,188)
      Increase (decrease) in
        provision for inventory
        obsolescence                                  -                    -                     (284,540)             284,540
      Impairment of intangible
        assets of discontinued
        operations                                    -                    -                      246,083                 -
      Cash received from purchase
        of subsidiary                                 -                    -                         -                  61,413

Changes in Assets and Liabilities:
   (Increase) Decrease in Assets:
    Accounts receivable                            174,660              591,626                 1,272,684             (784,808)
    Inventory                                     (115,246)             416,386                   908,156           (1,290,398)
    Prepaid expenses                                16,472               68,031                    80,204              (25,253)
    Costs and estimated
      earnings in excess
      of billings on
      uncompleted
      contracts                                    202,898              (44,541)                   72,848              500,982
    Deposits and intangibles                       (10,199)               5,641                     5,433               12,921
  Increase (Decrease) in
    Liabilities:
    Accounts payable                              (242,696)            (385,410)               (1,692,059)             547,967
    Accrued liabilities                           (371,904)              25,055                   (12,103)             136,373
    Amount due officer                                -                    -                          713                 -
    Accrued costs of
      discontinued operations                     (207,827)                -                      277,619                 -
    Net liabilities of
      discontinued operations                      303,945                 -                         -                    -
    Billings in excess of costs
      and estimated earnings on
      uncompleted contracts                       (354,370)             124,025                   231,618              107,460
    Net deferred tax liability                     (68,300)            (308,700)                 (154,828)             (10,600)
                                                ----------           ----------               -----------          -----------
        Net cash used by
          operating activities                    (631,738)             327,158                  (109,252)            (577,792)
                                                ----------           ----------               -----------          -----------

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                       Nine Months Ended                                 Years Ended
                                                September 30,        September 30,            December 31,         December 31,
                                                   1996                 1995                     1995                 1994
                                                   ----                 ----                     ----                 ----
                                                                                                                   (UNAUDITED)
Cash Flows from Investing
  Activities:
    Capital expenditures                           (97,376)            (121,943)                 (153,285)            (163,416)
    Computer software
      development costs                               -                 (30,102)                  (30,102)            (255,542)
    Proceeds from the sale
      of assets                                    250,000               50,000                   686,250                 -
    Proceeds from trade-in of
      assets                                          -                    -                         -                  28,498
    Acquisition of subsidiaries                       -                    -                         -                (150,000)
                                                ----------           ----------               -----------          -----------
        Net cash used by
          investing activities                     152,624             (102,045)                  502,863             (550,460)
                                                ----------           ----------               -----------          -----------
Cash Flows from Financing
  Activities:
    Proceeds from sale of
      treasury stock                            $  113,000           $     -                  $    75,000          $   516,500
    Proceeds from debt                           2,942,000              337,971                   337,971            2,926,835
    Principal payments on
      debt                                      (2,463,591)            (661,085)                 (785,959)          (2,053,823)
    Payments on amount due
      officers, net                                   -                 (20,164)                     -                 (90,442)
                                                ----------           ----------               -----------          -----------
        Net cash provided by
          financing activities                     591,409             (343,278)                  372,988            1,299,070
                                                ----------           ----------               -----------          -----------
Net Increase in Cash                               112,295             (118,165)                   20,623              170,818

Cash, Beginning of Year                            143,254              122,631                   122,631              (48,187)
                                                ----------           ----------               -----------          -----------
Cash, End of Year                               $  255,549           $    4,466               $   143,254          $   122,631
                                                ==========           ==========               ===========          ===========

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

     Supplemental Disclosure of Non-Cash Investing and Financing Activities

                                                        (UNAUDITED)                                                 (UNAUDITED)
                                                September 30,        September 30,            December 31,         December 31,
                                                   1996                 1995                      1995                 1994
                                                   ----                 ----                      ----                 ----
Payment of accrued
  liability with equity
  in a building                                 $   31,811           $     -                  $      -             $      -
                                                ==========           ==========               ===========          ===========
Negotiated accounts payable
  settlement reductions of
  discontinued operations                       $     -              $     -                  $   124,744          $      -
Acquisition of subsidiaries
  with common stock                                   -                    -                         -               2,170,261
Payment of accounts payable
  with common stock                                   -                    -                         -                 140,213
Conversion of debentures
  with common stock                                   -                    -                         -                 400,000
                                                ----------           ----------               -----------          -----------

                                                $     -              $     -                  $   124,744          $ 2,710,474
                                                ==========           ==========               ===========          ===========
Purchase of treasury stock
  through the reduction of
  accounts receivable and
  accrual of expenses                           $     -              $     -                  $   372,104          $      -
                                                ==========           ==========               ===========          ===========

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          Nature of Business:

          Forte Computer Easy, Inc. is a Corporation which was duly formed and organized under the laws of the State of Utah. Through June 8, 1994, the acquisition date of Forte, Inc. and Arizona Disk Fulfillment, Inc., the Company was principally engaged in the business of software publishing. Based upon the aforementioned acquisitions, the Company expanded its operations through the acquired subsidiaries into manufacturing of commercial and architectural fenestration products, and into computer disk duplication and fulfillment services for software publishers and technology based industries throughout the United States.

          In late 1995, the Company decided to discontinue its operations in the software publishing and computer disk duplication and fulfillment divisions, as disclosed in Note 11, Discontinued Operations.

          Acquisition of Subsidiaries:

          Effective June 8, 1994, the Company finalized the acquisition of all of the outstanding stock of Forte, Inc. and Subsidiary, an Ohio corporation and Arizona Disk Fulfillment, Inc., an Arizona corporation.

          The acquisition of Forte, Inc. was effected through the exchange of 32,479,290 (unaudited) shares, of which 1,718,422 (unaudited) shares are subscribed of the Company's common stock for all of the outstanding shares of Forte, Inc. under a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. The acquisition was accounted for financial statement purposes as a reverse acquisition, with Forte, Inc. as the acquiring company.

          The acquisition of Arizona Disk Fulfillment, Inc. was completed through the payment of $150,000 (unaudited) and the issuance of 1,900,000 (unaudited) shares of the Company's common stock for all of the outstanding shares of Arizona Disk Fulfillment, Inc. This transaction was also completed as a tax-free reorganization.

          For financial accounting purposes, the acquisitions are accounted for as purchases in accordance with Accounting Principles Board Opinion No. 16. For tax reporting purposes, these acquisitions were structured as tax-free reorganizations.

          Principles of Consolidation:

          The consolidated financial statements include the accounts of Forte Computer Easy, Inc. and its wholly-owned subsidiaries, Forte, Inc. and Arizona Disk Fulfillment, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

          Pervasiveness of Estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Unaudited Financial Statements:

          The unaudited interim consolidated financial statements include all adjustments for normal recurring accruals considered necessary to present fairly the Company's consolidated statements for the periods presented. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

          Revenue Recognition:

          Computer Software:

          The Company recognizes its computer software sales revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1 regarding software revenue recognition. Product revenue is recognized, net of an allowance for estimated returns, upon product shipment. The Company has established a program which enables distributors to return products for credit against future purchases.

          Contracting Revenues:

          The Company recognizes contract manufacturing income from fixed-price and modified-fixed price contracts on the percentage-of-completion method of accounting. Direct labor is allocated on a standard cost basis, based on the estimated time to manufacture each type of production unit, and manufacturing overhead is allocated by manufacturing labor hours. Installation labor is allocated by contract as incurred. Contract material costs are accumulated on a standard cost basis based upon the type of production unit manufactured under contract. The amount recorded as the percentage complete for each individual contract is based upon the units of production method. The cost of materials purchased but not utilized in completion of the manufacturing process are not considered in determining the progress toward completion.

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

          Incurred contract costs include all direct material utilized, labor costs, installation costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, factory costs, and depreciation. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to cost and revenue and are recognized in the period in which the revisions are determined.

          The asset, "Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts" represents revenues recognized in excess of amounts billed, and the liability "Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts" represents revenues recorded in excess of recognized costs and estimated earnings.

          Concentrations of Risk:

          The Company sells its software inventory on credit primarily to software distributors and national retailers who market the Company's products and other software products principally in the United States. The majority of the Company's consolidated accounts receivable balance as of December 31, 1995 is due from six (6) major customers.

          In addition, the Company currently has two (2) major contracts in process from its fenestration operations, which together represent approximately fifty-four percent (54%) of the total contracts in process at December 31, 1995. These two contracts were substantially completed at December 31, 1995.

          Accounts Receivable:

          The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense as a percentage of accounts receivable, based on a review of the individual accounts outstanding and the Company's prior history of uncollectible accounts receivable.

          Inventory:

          Inventories are stated at the lower of cost or market. Cost is determined on the weighted average basis for software product inventory, and the first-in, first-out basis for all other inventory.

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

          Property, Plant and Equipment:

          Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets for financial reporting purposes and on an accelerated method for tax purposes. The estimated useful lives are as follows:

                    Buildings                 31.5 - 40 years
                    Leasehold improvements       5 -  7 years
                    Office furniture and
                      fixtures                   7 - 10 years
                    Equipment                    5 - 15 years

          Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to operations as incurred. Betterments or renewals are capitalized when incurred. For the nine months ended September 30, 1996 and 1995, depreciation expense was $227,451 and $281,977 (unaudited), respectively. For the years ended December 31, 1995 and 1994, depreciation expense was $378,886 and $226,634, respectively.

          Capitalized Software Development Costs:

          The Company capitalizes software development costs in accordance with Financial Accounting Standards Board Statement No. 86. Software development costs not qualifying for capitalization are expensed as research and development costs, as incurred. These costs totaled approximately $175,708 and $238,000 (unaudited) for the years ended December 31, 1995 and 1994, respectively.

          Capitalized costs are amortized on a product-by-product basis using straight-line amortization with useful lives of 3 to 5 years. The Company evaluates the estimated net realizable value of each software product at each balance sheet date and records write-downs to net realizable value for any products for which net book value is in excess of net realizable value. During the years ended December 31, 1995 and 1994, amortization of capitalized software development costs charged to cost of revenues totaled $109,899 and $88,509 (unaudited), respectively. Based upon management's decision to phase-out the software division in 1995, all capitalized software development costs were written off.

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

          Goodwill:

          Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized on the straight-line method over 8 to 25 years. Amortization expense charged to operations for the nine months ended September 30, 1996 and 1995 was $41,602 and $39,447 (unaudited), respectively. Amortization expense charged to operations for the years ended December 31, 1995 and 1994 amount to $47,567 and $26,413 (unaudited), respectively.The Company evaluates the estimated net realizable value of its goodwill at each balance sheet date, and records writedowns if the carrying value exceeds the expected future net operating cash flows from the related operations. If the expected future net operating cash flows are less than the carrying value, the Company recognizes an impairment loss equal to the amount by which the carrying value exceeds the discounted expected future net operating cash flows from the related operations. During the current year the Company recognized an impairment of intangible assets of discontinued operations in the approximate amount of $246,083.

          Other Intangible Costs:

          Other intangible costs are comprised primarily of deferred loan costs, which are amortized over the term of the related loan on a straight-line basis. For the nine months ended September 30, 1996 and 1995, amortization of other intangible costs was $8,325 and $5,252, respectively. Amortization for the years ended December 31, 1995 and 1994 (unaudited) amounted to $28,511 and $22,560, respectively.

          Income Taxes:

          Effective January 1, 1993, the Company implemented Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income, and tax net operating loss and credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change in deferred tax assets and liabilities during the period.

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.        SEGMENT REPORTING:

          The following table presents the total assets of Forte Computer Easy, Inc. and Subsidiaries at December 31, 1995 and 1994, and the net revenues and net loss of Forte Computer Easy, Inc. and Subsidiaries for the year ended December 31, 1995. In addition, the net revenues and loss of Forte, Inc. for the year ended December 31, 1994 and the net revenues and income (loss) of Computer Easy International, Inc. and Arizona Disk Fulfillment, Inc. for the period June 9, 1994 through December 31, 1994, are as follows:

                                                                                                  (UNAUDITED)
                                                                               1995                   1994
                                                                               ----                   ----
              Total Assets:
                 Forte Computer Easy, Inc.                                 $   150,198            $ 1,926,308
                 Forte, Inc.                                                 7,260,315              8,887,878
                 Arizona Disk Fulfillment,
                   Inc.                                                        (12,892)               625,954
                                                                           -----------            -----------
                 Total                                                     $ 7,397,621            $11,440,140
                                                                           ===========            ===========
              Net Revenues:
                 Forte Computer Easy, Inc.                                 $ 1,010,242            $ 1,574,357
                 Forte, Inc.                                                 5,426,260              4,396,740
                 Arizona Disk Fulfillment,
                   Inc.                                                      1,541,650                429,859
                 Less: amount included in
                       discontinued
                       operations                                           (2,551,892)            (2,004,216)
                                                                           -----------            -----------
                 Total                                                     $ 5,426,260            $ 4,396,740
                                                                           ===========            ===========
              Net Loss:
                 Forte Computer Easy, Inc.                                 $(1,026,029)           $  (239,780)
                 Forte, Inc.                                                   (50,538)              (255,358)
                 Arizona Disk Fulfillment,
                   Inc.                                                       (368,908)                53,341
                                                                           -----------            -----------
                 Total                                                     $(1,445,475)           $  (441,797)
                                                                           ===========            ===========

          CONTRACTS IN PROGRESS:

          Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts consist of the following:

                                                                           September 30,            December 31,
                                                                               1996                     1995
                                                                               ----                     ----
                Costs incurred on uncompleted
                  contracts                                                $  882,983               $ 4,466,544
                Profit earned to date                                         415,165                 1,623,862
                                                                           ----------               -----------
                                                                            1,298,148                 6,090,406
                Less: billings to date                                      1,271,982                 6,215,712
                                                                           ----------               -----------

                                                                           $   26,166               $  (125,306)
                                                                           ==========               ===========

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.        CONTRACTS IN PROGRESS: (Continued)

          Presentation in the accompanying balance sheets, is as follows:

                                                                           September 30,            December 31,
                                                                              1996                      1995
                                                                              ----                      ----
                    Costs and estimated earnings
                      in excess of billings on
                        uncompleted contracts                              $   43,574               $   246,472

                    Billings in excess of costs
                      and estimated earnings on
                        uncompleted contracts                                 (17,408)                 (371,778)
                                                                           ----------               -----------
                                                                           $   26,166               $  (125,306)
                                                                           ==========               ===========

4.        INVENTORIES:

          Inventories consist of the following:

                                                                           September 30,            December 31,
                                                                              1996                     1995
                                                                              ----                     ----
               Raw materials                                               $1,669,078               $1,761,561
               Finished goods                                                 185,000                  110,188
               Work in process                                                 38,000                   44,185
               Packaging materials and
                 components                                                      -                      10,898
               Less: amounts included in net
                       assets of discontinued
                       operations                                            (110,000)                (260,000)
                                                                           ----------               ----------
                                                                           $1,782,078               $1,666,832
                                                                           ==========               ==========

5.        REVOLVING CREDIT LINE:

          The Company had an operating agreement for a line of credit under which it could borrow $300,000 or 80% of the eligible accounts receivable of Computer Easy International, Inc. at a monthly rate of 3%. The credit line was terminated on August 31, 1995, as the Company is in default.

6.        RELATED PARTY TRANSACTIONS:

          The Company sells fenestration products to a contractor, whose owner is related to an officer of the Company. Revenue for the nine months ended September 30, 1996 was $0, and sales for the years ended December 31, 1995 and 1994 totaled $43,459 and $82,537 (unaudited), respectively. No amount is owed the Company at September 30, 1996 and December 31, 1995.

          The Company performs management services for various rental properties owned by an officer of the Company. Management services billed during the nine months ended September 30, 1996, and for the years ended December 31, 1995 and 1994 amounted to $37,724, $49,804, and $29,925
          (unaudited), respectively. Amounts included in accounts receivable at September 30, 1996 and December 31, 1995 totaled $44,802 and $14,109, respectively, and in the opinion of management, are expected to be collected.

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.        INCOME TAXES:

          For financial accounting and tax reporting purposes, the Company reports income and expenses on the accrual basis of accounting. For the year ended December 31, 1995, the Company made provisions for net federal and state income tax benefits in the approximate amounts of $69,100 and $155,000, respectively. This tax benefit was due to the net increase of the deferred tax asset arising from the net operating loss carryforwards. For the year ended December 31, 1994, the Company made provision for net federal and state income tax expense in the amount of $14,600. This expense was due to the net reduction of the deferred tax asset arising from the net operating loss carryforwards, for which a valuation allowance was recorded.

          At December 31, 1995, there are federal and state net operating loss carryforwards available to offset future federal and state taxable income, expiring as follows:

                      Federal Net                      State Net
       Expiration   Operating Loss    Expiration    Operating Loss
      December 31,   Carryforward     December 31,    Carryforward
      ------------   ------------     ------------    ------------
          2002        $   86,238         1997         $   74,152
          2005            74,252         1998            608,297
          2008           608,297         1999            564,044
          2009           564,044         2000          1,014,207
          2010         1,014,207           -                -
                      ----------                      ----------
                      $2,347,038                      $2,260,700
                      ==========                      ==========

          Federal net operating losses are further limited due to ownership changes to approximately $300,000 per year.

          Deferred income taxes arise from timing differences resulting from revenues and costs reported for financial accounting and tax reporting purposes in different periods. Deferred income taxes represent the tax liability or asset based on different depreciation methods used for financial accounting and tax reporting purposes, research and development costs which are expended as period costs for tax reporting purposes, contract accounting under the percentage of completion method for financial reporting and completed contract basis for tax purposes, and differences in asset basis for financial reporting and tax purposes due to the purchase method of accounting used in the business acquisitions.

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   INCOME TAXES: (Continued)

          Amounts for components of the net deferred tax liability are as follows:

                                                                           September 30,               December 31,
                                                                              1996                        1995
                                                                              ----                        ----
          Deferred Tax Asset:
          Estimated benefit from federal
            and state net operating loss
            carryforwards                                                  $  758,800                  $  704,111

          Deferred Income Taxes Payable:
            Depreciation differences                                         (521,000)                   (510,450)
          Contract accounting
            differences                                                      (330,073)                   (354,234)
                                                                           ----------                  ----------

          Net deferred tax liability                                       $  (92,273)                 $ (160,573)
                                                                           ==========                  ==========

8.   LONG-TERM DEBT:

          Long-term debt consists of the following:

                                                                           September 30,               December 31,
                                                                              1996                        1995
                                                                              ----                        ----
          Borrowings under loan agreements
            with a bank                                                    $3,254,707                  $2,796,125
          Lines of credit with a bank                                         250,000                     495,000
          Borrowings under other loan
            agreements                                                      1,166,977                   1,050,977
                                                                           ----------                  ----------
                                                                            4,671,684                   4,342,102
          Less: amount included in net
                  assets of discontinued
                  operations                                                     -                        (77,000)
                                                                           ----------                  ----------
          Total long-term debt                                              4,671,684                   4,265,102

          Less: current portion of
                  long-term debt                                             (242,000)                   (243,438)
                                                                           ----------                  ----------

          Long-term debt                                                   $4,429,684                  $4,021,664
                                                                           ==========                  ==========

          Borrowings under loan agreements and lines of credit with a bank are collateralized by equipment, inventory, accounts receivable, assignment of a $400,000 life insurance policy on an officer of the Company, and an assignment of rents on an operating lease. The loan agreements have interest rates varying from 8.25% per annum to variable rates of prime plus 2.25% per annum. The prime rate at September 30, 1996 and December 31, 1995 was 8.25% and 8.5%, respectively.

          Borrowings under other loan agreements are collateralized by equipment and real estate and have interest rates varying from 3% to 10% per annum.

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

 9.       LONG-TERM DEBT: (Continued)

          On January 30, 1996, Forte, Inc. restructured its long-term debt with the Second National Bank of Warren, Ohio. The debt restructure consolidated nine (9) existing loans, and provides for a fifteen (15) year amortization, with a five (5) year call. The gross proceeds of the debt restructure amounted to $2,675,000, with an interest rate of two (2) points over the bank's prime rate. The initial rate of interest is ten and one-half percent (10.5%). The loan agreement calls for monthly payments, including principal and interest, of $25,000 for the period February, 1996 through July, 1996, and thereafter monthly payments, including principal and interest, of $30,000. The note is secured by a first mortgage assignment of rents on property leased by the Company; a blanket assignment of life insurance on Frank J. Amedia, Chief Executive Officer, in the amount of $1,650,000, and all inventory, accounts, contract rights, equipment, fixtures and general intangibles.

          At December 31, 1995, the approximate aggregate maturities of debt for the succeeding five years, are as follows:

                         Year Ended
                        December 31,              Amount
                        ------------              ------
                           1996               $  243,438
                           1997                  266,386
                           1998                  259,495
                           1999                  279,841
                           2000                  293,443
                        Subsequent             2,922,499
                                              ----------
                                              $4,265,102
                                              ==========

10.       INCENTIVE STOCK OPTION PLANS AND STOCK OPTIONS:

          In May, 1992, the Board of Directors adopted an Employee Incentive Stock Option Plan which was approved by the shareholders in May, 1992. The plan calls for reservation of 5,000,000 shares of the Company's common stock. The plan also provides for the issuance of options to purchase the Company's common stock at 100% of the fair market value at the date of grant. Options have a maximum duration of ten (10) years after the date of grant.

          As part of the Plan and Agreement of Reorganization with Forte, Inc., stock options were granted to the former stockholders of Forte, Inc. for 4,717,698 shares at $.375 per share and are exercisable through June 8, 1998. The Plan also provides for the Company to enter into separate Stock Option Agreements dated June 7, 1994, whereby the Company has the right, for a period of one (1) year from June 8, 1994, to purchase 30% of the shares owned by certain major stockholders at the rate of $.50 per share. The number of shares which can be redeemed by the Company under this agreement is 1,940,202. The Company did not exercise any of its options to repurchase any of the returned shares.

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.       INCENTIVE STOCK OPTION PLANS AND STOCK OPTIONS: (Continued)

          Outstanding options would be adjusted in the event of any forward or reverse stock split or similar activity.

          Stock option activity is as follows:

                                        Nine Months                   Years Ended
                                           Ended                      December 31,
                                        September 30,           -------------------------
                                           1996                 1995                 1994              Option Price
                                           ----                 ----                 ----              ------------
              Outstanding,
                beginning
                of period               $5,815,548           $6,815,548           $2,097,850           $.25 - $ .50
              Granted during
                the period                    -                    -               4,717,698                   .375
              Exercised during
                the period                    -                    -                    -                       .00
              Cancelled during
                the period                    -               1,000,000                 -                       .00
                                        ----------           ----------           ----------           ------------

                                        $5,815,548           $5,815,548           $6,815,548           $.25 - $ .50
                                        ==========           ==========           ==========           ============

              In addition, during the year ended December 31, 1995, the Company sold 150,000 shares of common stock, at $.50 per share, subject to put options. The put options provide the purchasers the right to put the shares to the Company one year after the date of issuance of the common stock at $.625 per share or two years after the date of issuance at $.75 per share. As of the balance sheet date at September 30, 1996 and December 31, 1995, an accrual for the put option, in the amount of $75,000, has been made.

11.           DISCONTINUED OPERATIONS:

              Software Division

              On September 6, 1995, Forte Computer Easy, Inc. sold its rights to the Floor Plan Plus(TM) and 3D Design(TM) lines for $691,889, together with a $200,000 contingent payment based upon future performance goals of the acquiring company, International Microcomputer Software, Inc. (NASDAQ:IMSI). These product lines represent a significant portion of the historical sales of the software operating division. The Company determined that it was in the best long-range interest of the Company to phase-out the software division. Proceeds from the sale were utilized for debt reduction of this division.

              The software division's operating loss for the year ended December 31, 1995 of $1,026,029 (net of income tax benefit of $16,500), is shown separately in the accompanying statements of operations for the nine months ended September 30, 1996 and 1995, and for the year ended December 31, 1995.

              A provision of $50,000 for expected operating losses during the final phase-out period in 1996 has been made at December 31, 1995.

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.           DISCONTINUED OPERATIONS: (Continued)

              Net revenue for the software division for 1995 was $1,010,242. This revenue is not included in net revenue in the accompanying statement of operations.

              Arizona Disk Fulfillment, Inc.

              The disk and fulfillment division operating loss for the year ended December 31, 1995 of $368,908 (net of income tax benefit of $18,500), is shown separately in the accompanying statement of operations.

              Estimated losses on the disposal of the disk and fulfillment division of $227,619, which includes $80,000 for expected operating losses for the period January 1, 1996 to August 31, 1996, have been provided for at December 31, 1995.

              Net revenue for the disk fulfillment division for 1995 was $1,541,650. This revenue is not included in net revenue in the accompanying statement of operations.

              On August 5, 1996, the Company entered into a Stock Purchase Agreement pursuant to which it agreed to sell one hundred percent (100%) of the issued and outstanding common stock of Arizona Disk Fulfillment, Inc. to Beverly and James W. Schmidt. Mr. Schmidt has served as president of Arizona Disk Fulfillment, Inc. since 1993. The sale of Arizona Disk Fulfillment, Inc. by the Company was fully consummated in August, 1996.

12.           ASSETS AND LIABILITIES TO BE DISPOSED OF:

              Assets and liabilities of the following operating divisions to be disposed of consisted of the following at September 30, 1996 and December 31, 1995:

              September 30, 1996:
              -------------------
              Software Division:
              Inventory                                        $  110,000
              Miscellaneous assets                                  9,080
                                                               ----------
                    Total assets                                  119,080
                                                               ----------

              Accounts payable                                     85,989
              Accrued liabilities                                 243,036
                                                               ----------
                                                                  329,025
                                                               ----------

              Net liabilities of discontinued operations       $  209,945
                                                               ==========

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.       ASSETS AND LIABILITIES TO BE DISPOSED OF:

          December 31, 1995:
          ------------------

                                                                                   Disk and
                                                              Software            Fulfillment
                                                              Division              Division                Total
                                                              --------              --------                -----
          Accounts receivable                                $     -              $   60,000           $   60,000
          Inventory                                                -                 260,000              260,000
          Equipment and property                                110,000              262,000              372,000
          Deposits                                                 -                  16,000               16,000
                                                             ----------           ----------           ----------
           Total assets                                         110,000              598,000              708,000
                                                             ----------           ----------           ----------
          Current portion of
            long-term debt                                       70,000                 -                  70,000
          Accounts payable and current
            accrued liabilities                                    -                 557,000              557,000
          Long-term debt                                           -                   7,000                7,000
                                                             ----------           ----------           ----------
                                                                 70,000              564,000              634,000
                                                             ----------           ----------           ----------
          Net Assets to be
            Disposed of                                      $   40,000           $   34,000           $   74,000
                                                             ==========           ==========           ==========

          Assets and liabilities are shown at their expected net realizable value, and have been separately classified in the accompanying balance sheets.

13.       LITIGATION:

          The Company is a defendant in a lawsuit filed by an individual for non-compliance and other claims related to an employment agreement. The lawsuit seeks actual and punitive damages in excess of $129,000. The Company's legal counsel believes that the lawsuit is without merit. Therefore, as of September 30, 1996 and December 31, 1995, no accrual has been made for a loss contingency related to the subject litigation claim. Management intends to vigorously defend its position.

          The Company is a defendant in a lawsuit filed by a corporation for claims relating to a contractual agreement. The plaintiff has proposed a settlement in the amount of $11,000. Counsel anticipates this matter to be resolved in the near future.

14.       SUBSEQUENT EVENT:

          Subsequent to the balance sheet date of December 31, 1995, the Company entered into an agreement with a former shareholder to purchase all of the outstanding common stock owned by the shareholder. The common stock was acquired in exchange for the relief of debt owing the Company and discounted future services to be provided by the Company, in the aggregate amount of $372,000. The financial statements at December 31, 1995 give retroactive effect to this transaction. In addition, the Company believes that it has a claim for additional shares of common stock controlled by the shareholder, in the amount of approximately 260,000 shares.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

           Exhibit No.                  Description                                     Method of Filing
           -----------                  -----------                                     ----------------
               3.1             Articles of Incorporation                                      *

               3.2             Bylaws                                                        **

               10.1            1992 Incentive Stock Option Plan                               *

               10.2            Purchase Agreement dated November 3, 1995 among                A
                               Forte Computer Easy, Inc., International
                               Microcomputer Software, Inc. and Computer Easy
                               International, Inc.

               10.3            Stock Purchase Agreement dated August 5, 1996                  B
                               among Forte Computer Easy, Inc., James W. Schmidt
                               and Beverly Schmidt, and Arizona Disk Fulfillment,
                               Inc.

               10.4            Addendum to Stock Purchase Agreement dated                     B
                               August 20, 1996 among Forte Computer Easy, Inc.,
                               James W. Schmidt and Beverly Schmidt, and
                               Arizona Disk Fulfillment, Inc.

               10.5            Agreement and Plan of Reorganization dated October             C
                               25, 1996 between Forte Computer Easy, Inc. and
                               AAP Holdings, Inc.

                11             Statement re: computation of per share earnings                *

                21             Subsidiaries of the Registrant                                 *

                23             Consent of Semple & Cooper, P.L.C.                             *

                27             Financial Data Schedule                                        *

--------------------

*    Filed herewith.

** Previously filed as an exhibit to Registrant's Form 10-SB Registration Statement filed with the Commission on March 1, 1995.

A Incorporated by reference to Registrant's Amendment No. 1 to Current Report on Form 8-K/A dated August 30, 1995

B Incorporated by reference to Registrant's Current Report on Form 8-K dated August 5, 1996

C Incorporated by reference to Registrant's Current Report on Form 8-K dated October 25, 1996

                                      III-1

                                   SIGNATURES

              In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to Form 10-SB Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FORTE COMPUTER EASY, INC.



Date:  November 22, 1996               By     /s/ Frank J. Amedia
                                          ------------------------
                                             Frank J. Amedia,
                                             President, Chief Executive Officer

                                      III-2